EXHIBIT 12.1
Hub International Limited
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2005	2004	2003	2002	2001
	(In thousand of US dollars)
Earnings:
Income of consolidated group before income taxes	$56,705	$45,767	$55,351	$43,657	$15,267
Fixed charges excluding capitalized interest	10,656	7,406	5,191	7,317	7,447

Total Earnings	67,361	53,173	60,542	50,974	22,714

Fixed Charges:
Interest expense of consolidated group including capitalized interest	10,656	7,406	5,191	7,317	7,447

Total fixed charges	10,656	7,406	5,191	7,317	7,447

Ratio of earnings to fixed charges	6.32	7.18	11.66	6.97	3.05